UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 25, 2021

Juva Life Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

Suite 1400, 885 West Georgia Street, Vancouver, BC V6C 3E8

(Full mailing address of principal executive offices)

(833) 333-5882

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one common share and one-half of one common share purchase warrant, and common shares underlying warrants.

Item 9. Other Events

On May 25, 2021, Juva Life Inc., a British Columbia, Canada corporation (the “Company”), hosted a livestream webcast for shareholders and interested members of the public. During the webcast, Doug Chloupek, the Company’s Chief Executive Officer, and Mat Lee, the Company’s Chief Financial Officer, responded to questions submitted online leading up to the event, and provided an overview of the Company’s business development efforts and progress to date, including a brief tour of the Company’s facilities in Stockton, Hayward, and Redwood City, California. The webcast is available for viewing on the Company’s website at www.juvalife.com/ceolivestream1 and on the Company’s YouTube page.
Forward-Looking Statements

Matters discussed in this report and in the materials described in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. Such forward-looking statements are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish the objectives and expectations reflected in such forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUVA LIFE INC.

By:	/s/ Douglas Chloupek
Name:	Douglas Chloupek
Title:	Chief Executive Officer

Date: May 26, 2021

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